

07005809

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47700

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. J. Bonfanti, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 Broad Street, 34th Floor
(No. and Street)

New York	NY	10004-2306
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig A. Rothfeld (646)344-4310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider & Associates, LLP
(Name – *if individual, state last, first, middle name*)

100 Jericho Quadrangle, Suite 236,	Jericho	NY	11753
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 3 2007
THOMSON
FINANCIAL


SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2007
WASH, D.C.
185

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

W. J. BONFANTI, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH. D.C.
185
SECTION

W. J. BONFANTI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

CONTENTS

OATH OR AFFIRMATION

I, Craig A. Rothfeld, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W. J. Bonfanti, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GREGORY MALECK
Notary Public, State of New York
No. 01MA6102178
Qualified in Suffolk County
Commission Expires December 0?, ??



Notary Public



Signature

Craig A. Rothfeld
Executive Director & CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHNEIDER & ASSOCIATES LLP
CERTIFIED PUBLIC ACCOUNTANTS
100 JERICHO QUADRANGLE
JERICHO, NEW YORK 11753
TEL: (516) 942-5300 • FAX: (516) 932-6050

JERRY SCHNEIDER, CPA
DEAN HILTZIK, CPA
MORDECAI LERER, CPA
HARRIET GREENBLATT, CPA
HAROLD HILTZIK, CPA

Members
American Institute of CPAs
New York State Society of CPAs

----

767 Third Avenue, New York, NY 10017
TEL: (212) 564-4330

REPORT OF INDEPENDENT AUDITORS

W. J. Bonfanti, Inc.
New York, New York

We have audited the accompanying statement of financial condition of W. J. Bonfanti, Inc. as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Schneider & Associates LLP

Jericho, New York
February 8, 2007

W. J. BONFANTI, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS	
Cash	$ 711,751
Commissions receivable	675,841
Clearing deposit	100,719
Due from shareholders	1,859,000
Property and equipment held under capital leases - net	358,699
Other assets	61,324
Total assets	$3,767,334
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 323,906
Deferred rent payable	104,480
Incomes taxes payable	20,000
Bank loans payable	482,835
Capital leases payable	375,056
Total liabilities	1,306,277
Commitments (see notes)	
Subordinated borrowings	2,167,292
Stockholders' Equity	
Common stock, no par value, 200 shares authorized, 10 shares issued and outstanding	166,000
Additional paid-in capital	1,094,200
Accumulated deficit	(966,435)
Total stockholders' equity	293,765
Total liabilities and stockholders' equity	$3,767,334

See accompanying notes to financial statements.

W. J. BONFANTI, INC.
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

W. J. Bonfanti, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC), is a member of the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and Securities Investor Protection Corporation (SIPC). The Company operates its institutional agency brokerage business from its upstairs trading desk and the floor of the NYSE, both located in New York City where it maintains its corporate offices and trading facilities.

The Company executes transactions in Listed, NASDAQ, and Over-The-Counter (OTC) securities on an agency basis for its institutional customers. The Company's application to trade and execute options on an agency basis for its institutional customers is pending regulatory approval and it is anticipated that the Company will receive such approval by the end of the first quarter of 2007. The Company is a party to a clearing agreement with an independent clearing firm (Jefferies & Company, Inc.) where certain customer trade executions are introduced on a fully disclosed basis to be cleared and billed by the clearing firm. Other customer trade executions are invoiced directly by the Company. The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records commission revenue and related expenses on a trade date basis.

Fixed assets are stated at cost. Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets.

The Company provides a selection of third-party securities research and market data services to certain of its customers, the costs of which are defrayed by commission dollars received from those customers. For accounting purposes, the Company records designated soft dollar commissions in gross revenues and simultaneously records an expense and accrues a corresponding liability that is adjusted for transactions in the customers' soft dollar accounts.

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of

contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

The Company uses the liability method to determine its income tax expense, which requires that deferred tax assets and liabilities are computed based on the differences between financial reporting and tax basis of assets and liabilities, and are measured using currently enacted tax rates and laws.

NOTE 3 - DUE FROM SHAREHOLDERS

In January 2006, each of its four shareholders obtained unsecured loans from the Company in the aggregate amount of $2,100,000. The loans have a three-year term and bear interest at the rate of 4.5% per annum, payable semiannually in arrears, commencing July 1, 2006. Principal is payable in full at maturity.

During 2006, the shareholders repaid $241,000 of their outstanding loan balances. The aggregate balance due at December 31, 2006 is $1,859,000.

Each loan will be due and payable upon the occurrence of certain events of default and after a 10 day period to cure, including failure to pay amounts as they come due.

NOTE 4 - PROPERTY AND EQUIPMENT

		Estimated Useful Life
Equipment under capital leases	$401,581	Term of lease
Furniture and fixtures under capital leases	188,893	Term of lease
	590,474	
Less: Accumulated depreciation and amortization	231,775	
	$358,699	

NOTE 5 - BANK LOANS PAYABLE

In August 2004, the Company entered into a $25,000 loan agreement with M&T Bank ("M&T"). The loan is evidenced by a term note payable in 36 monthly installments, including interest at 7% per annum. The balance payable at December 31, 2006 is $178,783.

In May 2005, the Company entered into a $250,000 loan agreement with M&T. The loan is evidenced by a term note payable in 42 monthly installments, with payments having begun in December 2005. The note is secured by all of the Company's personal property and fixtures, and the personal guarantee of two Company stockholders. The balance payable at December 31, 2006 is $178,579.

M&T has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2006, the Company held cash balances of approximately $175,000 in M&T accounts.

In May 2005, the Company entered into a $300,000 revolving line of credit agreement with JP Morgan Chase Bank, which was renewed in May 2006. The interest rate applied to any unpaid principal balance is the prime rate plus 1/2% (8.75% at December 31, 2006). The balance payable at December 31, 2006 is $298,062. The bank has a right to set off amounts owing under the notes with funds held in deposit at the bank. At December 31, 2006, the Company held $59,000 of funds on deposit.

NOTE 6 - SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2006, are listed below:

Subordinated notes, 15.0 percent, due October 31, 2007	$ 83,346
Subordinated notes, 10.0 percent, due December 26, 2007	300,000
Subordinated notes, 12.5 percent, due November 28, 2008	450,000
Subordinated notes, 10.0 percent, due November 30, 2009	100,000
Subordinated notes, 10.0 percent, due February 26, 2010	250,000
Subordinated note, 9.0 percent, due October 31, 2010 from William J. Bonfanti, Sr.	808,946
Subordinated note, 10.0 percent, due February 25, 2011	175,000
	$2,167,292

Interest on the notes is payable monthly. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule (the "Rule"). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Pursuant to the Rule, a broker-dealer's outstanding subordinated loan principal may not exceed 70% of its debt-equity total for a period in excess of 90 days, or longer in certain circumstances. The debt-equity total is defined as the sum of subordinated

loan principal and stockholders' equity in the case of a corporation. For purposes of computing the Company's debt-equity ratio, Mr. Bonfanti's loan qualifies as equity under the Rule, and will continue to be accorded that treatment until 12 months prior to maturity in 2010. Accordingly, the Company's debt-equity ratio was 55.19% at December 31, 2006.

Principal maturities of subordinated borrowings are as follows:

Year ending December 31,	
2007	$ 383,346
2008	450,000
2009	100,000
2010	1,058,946
2011	175,000
	$2,167,292

NOTE 7 - RELATED PARTY TRANSACTION

During October 2002, Mr. Bonfanti obtained a personal bank loan in the amount of $2,000,000, the proceeds of which were contributed to the Company pursuant to an approved Subordinated Loan Agreement - Cash. The personal loan is secured by a pledge of all of the stockholders' shares in the Company, an assignment of all of the subordinated loan payments due and payable to Mr. Bonfanti, and the proceeds of a key man life insurance policy payable to the Company. Notwithstanding the pledge of the stockholders' shares in the Company, the stockholders may, absent a default under the personal bank loan, continue to collect and receive all dividends and/or payments payable to the stockholders under the shares and the stockholders shall continue to have the right to vote their shares and to exercise all of the rights of a stockholder of the Company. During 2005, Mr. Bonfanti transferred $979,764 of his subordinated loan balance to permanent capital. Additional loan principal of $211,290 was transferred to permanent capital in December 2006. These contributions to permanent capital reflect the amount of proceeds repaid to M&T Bank by Mr. Bonfanti under the terms of his personal bank loan since October 2002.

NOTE 8 - LEASE COMMITMENTS

During 2006, the Company applied for and was granted seven Trading Licenses under the initial NYSE's SEATS Auction. The annual price for each Trading License is $49,290 with payments to be made to the NYSE on a monthly basis. The

Company may cancel a SEAT at anytime by notifying the NYSE and paying a one month penalty. At December 2006, the Company held five Trading Licenses.

Office lease

The Company leases an office facility under a lease expiring in 2015. Rent expense under the office lease has been recognized on a straight-line basis to account for rent concessions during the lease term, resulting in a deferred rent liability of $104,480 at December 31, 2006.

Letter of credit

In connection with the execution of a new office lease in June 2006, the Company's commercial lender issued a $218,316 irrevocable standby letter of credit in favor of the property's landlord, in lieu of a tenant cash security deposit in the same amount. The letter of credit is unsecured.

Future minimum lease payments as of December 31, 2006 are:

Year ending December 31,	
2007	$ 218,316
2008	218,316
2009	218,316
2010	226,116
2011	233,916
Thereafter	818,700
Total	$1,933,680

Capital leases

The Company leases all of its furniture, fixtures and equipment under capital leases. Future minimum lease payments under capital leases as of December 31, 2006 are as follows:

Year ending December 31,	
2007	$214,565
2008	166,541
2009	12,964
2010	11,772
	405,842
Less: Amount representing interest	30,786
Present value of minimum lease payments	$375,056

NOTE 9 - INCOME TAXES

The Company has elected to be treated as an S corporation for purposes of federal and state corporation tax. As such, all items of income and expense flow through directly to the stockholders on their individual shareholder K-1's at year-end. The Company is subject to the New York City general corporation tax.

NOTE 10 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company executes securities transactions on behalf of its customers. If either the customer or a counter-party fail to perform, the Company may be required to discharge the obligations of the non-performing party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company is engaged in trading and brokerage activities with customers, broker-dealers and other counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company places its cash in commercial checking accounts and business saving accounts. Bank balances may from time to time exceed federally insured limits.

NOTE 11 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000,

whichever is greater. At December 31, 2006, the Company had net capital of $255,178 which exceeded its requirement of $100,000 by $155,178. The ratio of aggregate indebtedness to net capital was 4.60 to 1.

NOTE 12 - EMPLOYEE BENEFIT PLAN

The Company has established a Savings Incentive Match Plan for Employees (SIMPLE-IRA) for the benefit of its employees. Eligible employees may make voluntary contributions to the Plan subject to statutory and Plan limitations. The Company contributes to the Plan an amount equal to the lesser of 3% of each participant's annual gross compensation or 100% of the participant's contributions.

END